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UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires: October 31, 2018
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SEC FILE NUMBER
FORM 12b-25	001-31588

CUSIP NUMBER
NOTIFICATION OF LATE FILING	203900105

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Communications Systems, Inc
Full Name of Registrant

N/A

Former Name if Applicable

10900 Red Circle North

Address of Principal Executive Office (Street and Number)

Minnetonka, Minnesota 55343

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the audit of its financial statements for the year ended December 31, 2017 by its Independent Registered Public Accounting Firm, the Company determined that it had failed to review and document, in sufficient detail, the basis for its conclusion that the long-lived assets of its Suttle business unit were not impaired.

As a result, the Company engaged a third-party to value Suttle’s long-lived assets. As a result of this analysis, the Company concluded that its Suttle assets were not impaired.

Because the Company failed to identify this issue and complete this analysis early in the process, the Company was unable to document to its Independent Registered Public Accounting Firm that the long-lived assets of the Suttle business were not impaired until recently. Therefore, the Independent Registered Public Accounting Firm was unable to complete its audit to enable the Company to complete and file its Form 10-K filing without unreasonable effort or expense.

IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark Fandrich	952	996-1674
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

  Yes      ☒     No     ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

 Yes      ☒     No     ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On April 2, 2018, the Company issued a press release reporting its results of operations for the fourth quarter and year ended December 31, 2017. A copy of the press release is furnished as Exhibit 99.1 to a Form 8-K that was filed with the Securities and Exchange Commission on April 2, 2018.

 Communications Systems, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2018	By	/s/ Mark Fandrich
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).